Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 5 DATED JULY 21, 2022
TO THE OFFERING CIRCULAR DATED JUNE 1, 2022

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated June 1, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 1, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain milestones for the Company in 2022.

Certain 2022 Milestones

Notable Rise Companies Corp. (the “Company) milestones as of June 30, 2022:

●	The Company surpassed 330,000 active investor accounts on the Fundrise Platform.
●	The Company surpassed $3.1 billion in equity assets under management in the Sponsored Programs.
●	Investor accounts on the Fundrise Platform surpassed more than $194 million in net dividends earned from the Sponsored Programs.
●	The Company surpassed 1.6 million active users on the Fundrise Platform.
●	The Company has 312 employees.